European Hematology Association Virtual Congress 2021 Redefining Allogeneic CAR Ts Using a Non-Gene Edited Approach June 11, 2021 Exhibit 99.2

Forward Looking Statements

EHA 2021 Virtual Webcast – Agenda Topic Discussant Welcome & Introductions Filippo Petti Chief Executive Officer shRNA and CYAD-211 Overview David Gilham, Ph.D. Chief Scientific Officer IMMUNICY-1 Phase 1 Trial – Preliminary Data Sébastien Anguille, M.D. University of Antwerp Final Remarks Charles Morris, M.D. Chief Medical Officer Q&A All

David Gilham, Ph.D. Chief Scientific Officer shRNA and CYAD-211 Overview

shRNA – Non-gene Editing Technology to Engineer Allogeneic CAR Ts Short hairpin RNA (shRNA) interferes with the expression of the T Cell Receptor (TCR) through targeting of the CD3ζ subunit

CYAD-211 – shRNA-based Allogeneic CAR T Candidate for r/r MM Background on CYAD-211 CYAD-211 is our first allogeneic CAR T candidate using shRNA technology utilizing our All-in-One vector approach CYAD-211 co-expresses: CAR – BCMA specific engager Allogeneic technology – single shRNA targeting CD3ζ component of TCR complex Selection marker – truncated cell surface CD34 tag allows for positive cell enrichment during manufacturing BCMA: B-cell maturation antigen; r/r MM: relapsed/refractory multiple myeloma.

Anti-BCMA CAR T cells with shRNA targeting CD3ζ component exhibited no signs of TCR activation with anti-tumor activity in preclinical models No demonstrable evidence of GvHD when CYAD-211 was infused in sub-lethally irradiated NSG mice, the gold standard preclinical model of GvHD, confirming efficient inhibition of alloreactivity BCMA: B-cell maturation antigen; GvHD: Graft-versus-Host Disease; shRNA: short hairpin RNA. TCR Knock Down Anti-Tumor Activity CYAD-211 – Anti-Tumor Activity With No Evidence of GvHD Graft-versus-Host Disease Control CYAD-211 TCRα/β

shRNA Knocks Down TCR Expression to Undetectable Levels CYAD-211 cell bank generated through a single production run using a proportion of a single healthy donor apheresis Efficient knock down of cell surface TCR expression to undetectable levels was confirmed in the final CAR T-cell product candidate TCR Expression 0.048% TCR+ TCRab staining 99.9% TCR- Clinical-grade CYAD-211 TCR: T cell receptor.

shRNA as a Novel Allogeneic Technology for CAR T No evidence of GvHD Initial clinical activity Cell engraftment Keys to establishing proof-of-concept GvHD: Graft-versus-Host Disease.

Sébastien Anguille, M.D. University of Antwerp IMMUNICY-1 Phase 1 Trial – Preliminary Data

CYAD-211 – IMMUNICY-1 First-in-Human Trial

Open-label, Phase 1 dose-escalation trial in r/r multiple myeloma patients

Study Design

- Primary objective:
  - Safety and identification of recommended dose of CYAD-211
- Secondary objective:
  - Clinical anti-tumor activity and CYAD-211 cell expansion, persistence and trafficking
- Dose Escalation:
  - $30x10^6$, $100x10^6$ and $300x10^6$ per infusion
- Preconditioning chemotherapy:
  - Cyclophosphamide: 300 mg/m^2 x 3 days
  - Fludarabine: 30 mg/m^2 x 3 days

Treatment Schedule


Standard Preconditioning
(Cy 300 mg/m², Flu 30 mg/m²)
Screening
D-5
D-4
D-3
D0
D14
D21
D35
Treatment follow-up
M24
Long-term safety follow-up
Y15
CYAD-211

Eligibility Criteria

- At least two prior MM treatment regimens
- At least 1 complete cycle of treatment
- At least 1 response to a prior treatment regimen
- Measurable disease as per the IMWG Response Criteria

Celyad Oncology

NCT04613557: Safety, Activity and Cell Kinetics of CYAD-211 in Patients With Relapsed or Refractory Multiple Myeloma (IMMUNICY-1).
International Myeloma Working Group (IMWG); MM: Multiple myeloma; r/r: Relapsed / refractory.

10

IMMUNICY-1 – Patient Demographics and Clinical Characteristics Six patients enrolled across first two dose levels Three of six patients showed high-risk cytogenetics according to mSMART Four of six patients were refractory to last line of therapy Heavily pre-treated patients: Median prior lines of therapy: four Five of six patients exposed to all three major MM drug classes: Immunomodulatory drugs (IMiDs), proteasome inhibitors and CD38-directed therapies Mayo Stratification of Myeloma and Risk-Adapted Therapy (mSMART). Patient Background

CYAD-211 – Preliminary Data Show Favorable Tolerability Profile No DLTs, no GvHD and no CAR‑T‑cell‑related encephalopathy syndrome (CRES) One cytokine release syndrome (CRS) Grade 1 (fever) reported at dose level 1 CRS onset was at the time of the first PR onset in patient #01 One patient experienced an anemia adverse event (Grade 3) and neutropenia (Grade 4) possibly related to CYAD-211 1. As per CAR-T-cell-therapy-associated TOXicity (CARTOX) Working Group criteria from Neelapu (2018) Nat Rev Clin Oncol. 15(1):47-62. 2. Including bacterial, viral and fungal infections. AE: Adverse event; GvHD: Graft versus Host Disease; PR: Partial response. Data from uncleaned database (May 24, 2021). AE of interest Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 All Grades AE related to CYAD-211 5 (83%) 2 (33%) 1 (17%) 1 (17%) - 5 (83%) CRS 1 1 (17%) - - - - 1 (17%) CRES 1 - - - - - - GvHD - - - - - - Infection 2 1 (17%) 1 (17%) - - - 2 (33%) Infusion reaction to CYAD-211 - - - - - -

CYAD-211 – Encouraging Initial Clinical Activity in Allogeneic Setting Two patients achieved partial response (PR) Three additional patients presented with stable disease (SD) Patient bar stopped at the first documented progression of the disease or * when the patient discontinued follow-up on study prior to disease progression. Data from uncleaned database (May 24, 2021). PD: Progressive disease; MR: Marginal response Duration of Best Response to Treatment

CYAD-211 – Positive Cell Kinetic Data Engraftment was seen in all three patients at dose level 2 at a similar magnitude Duration and depth of lymphodepletion was variable and may explain differences in engraftment for dose level 1 Patient #03 showed a surprisingly high level of engraftment compared to other dose level 1 patients CYAD-211 cell levels detected by PCR-based methods in all patients Peripheral Blood Lymphocyte Count CYAD-211 Cell Engraftment

IMMUNICY-1 Preliminary Results – Summary Favorable tolerability profile for CYAD-211 was observed at the first two dose-levels (30x106 and 100x106) across six patients enrolled Two objective responses in conjunction with the current levels of cell engraftment of CYAD-211 are encouraging at these initial dose levels Observed levels of systemic engraftment of CYAD-211 cells with no evidence of GvHD at low cell doses following standard preconditioning are encouraging

Charles Morris, M.D. Chief Medical Officer Final Remarks

Advantages of Non-gene Edited Allogeneic CAR Ts using shRNA Less potential tolerability issues due to no genome modification Level of gene knockdown can be titrated Ability to knockdown multiple targets simultaneously All-in-One vector approach (single vector for all elements) Minimized cell manipulation Shorter manufacturing process Not all allogeneic CAR Ts are created equal

CYAD-211 – Closer Look at Cell Engraftment from IMMUNICY-1 Even with relatively modest doses of lymphodepleting chemotherapy, there is evidence of a dose dependent increase in cell engraftment Engraftment of shRNA-based allogeneic CAR Ts could offer potential key differentiation to cells developed using alternative technologies Systemic Cell Engraftment of CYAD-211 CyFlu: Cyclophosphamide (300 mg/m2 x 3 days) and fludarabine (30 mg/m2 x 3 days)).

shRNA as a Novel Allogeneic Technology for CAR T No evidence of GvHD Initial clinical activity Cell engraftment Keys to establishing proof-of-concept after dose level 1 and 2 ü ü ü GvHD: Graft-versus-Host Disease.

Next Steps for CYAD-211 IMMUNICY-1 Trial Enrollment in dose level 3 (300x106 cells per infusion) ongoing Additional data from the dose escalation trial are expected during second half 2021

CYAD-211 IMMUNICY-1 Trial – Key Takeaways Safety data, clinical activity and cell kinetic data from IMMUNICY-1 support further development of CYAD-211 Preliminary data support shRNA as a novel allogeneic platform technology to develop future product candidates Additional next-generation shRNA-based preclinical allogeneic CAR T candidates currently under development shRNA potentially provides many benefits over gene editing technologies for the development of allogeneic CAR T candidates

European Hematology Association Virtual Congress 2021 Redefining Allogeneic CAR Ts Using a Non-Gene Edited Approach June 11, 2021